Exhibit 12
ConAgra Foods Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen
weeks ended
August 30, 2009
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$248.6
Add (deduct):
Fixed charges	76.3
Distributed income of equity method investees	10.7
Capitalized interest	(2.9)

Earnings available for fixed charges (a)	$332.7

Fixed charges:
Interest expense	$61.8
Capitalized interest	2.9
One third of rental expense (1)	11.6

Total fixed charges (b)	$76.3

Ratio of earnings to fixed charges (a/b)	4.4

(1)	Considered to be representative of interest factor in rental expense.

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